October 8, 2009

VIA U.S. MAIL AND EDGAR
Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	TETRA Technologies, Inc.
Form 10-K
Filed March 2, 2009
File No. 001-13455

Dear Mr. Arakawa:

This letter sets forth the response of TETRA Technologies, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 14, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2008.  For your convenience, we have repeated the Staff’s comment exactly as expressed in the Comment Letter, and set forth below such comment is the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note J – Commitments and Contingencies, page F-29

1.
We note you disclose that two putative class action lawsuits have been filed against the company and its officers alleging certain violations under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5.  The allegations you disclose include “disseminating false and misleading statements” and “concealing material facts concerning our current and prospective business and financial results.”

Please provide us with further details of these allegations, identifying the specific aspects of your financial statements and public disclosures which have been alleged to be false and misleading or deficient.  Please explain how or why these allegations originated, in your opinion, based on your understanding, and how you determined that no aspects of your accounting or disclosures warranted further clarification or revision if true.

Mr. Craig Arakawa
October 8, 2009

Response

Shareholder Actions

As disclosed in the Form 10-K, there were two separate proceedings pending against the Company and certain of our directors and officers at the time the Form 10-K was filed.  Two putative class action complaints were filed in the United States District Court for the Southern District of Texas (Houston Division) against the Company and certain officers which have been consolidated as In re TETRA Technologies, Inc. Securities Litigation, No. 4:08-cv-0965 (S.D. Tex) (the “Federal Securities Action”).  Two petitions were also filed by alleged stockholders in the District Courts of Harris County, Texas, 133rd and 113th Judicial Districts, purportedly on behalf of the Company, which have been consolidated as In re TETRA Technologies, Inc. Derivative Litigation, Cause No. 2008-23432 (133rd Dist. Ct., Harris County, Texas) (the “State Derivative Action” and together with the Federal Securities Action, the “Stockholder Actions”).  The Company advises the SEC that on September 18, 2009, another petition was filed by an alleged stockholder, purportedly on behalf of the Company, in the 113th District Court in Harris County, Texas.  As this action has been filed only recently, the following does not address any of the claims or allegations asserted in such petition.  The Company expects that this action will be consolidated with the State Derivative Action.

Subsequent to the filing of the Form 10-K, on July 9, 2009, the Court in the Federal Securities Action, in response to the defendants’ Motion to Dismiss, issued an opinion dismissing, without prejudice, all of the claims in the lawsuit except for the allegations regarding the disclosures and accounting pertaining to the collectability of certain insurance receivables for which the plaintiffs are permitted to proceed on their allegations.  This opinion from the Court was disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, which was filed on August 10, 2009.  On September 8, 2009, the plaintiffs in the State Derivative Action filed a consolidated petition which makes factual allegations similar to the surviving allegations in the Federal Securities Action.

Because the surviving claim in each of the Stockholder Actions is substantially the same, the following response will be applicable to both the Federal Securities Action and the State Derivative Action.  As stated in the Company’s Annual Reports and Quarterly Reports, the Company believes that the allegations made in the Federal Securities Action and the State Derivative Action are without merit, and the Company intends to vigorously defend against these actions.

Allegations

As disclosed in the Form 10-K, the plaintiffs have asserted that the defendants have made false and misleading statements and/or concealed material facts regarding the Company’s performance which artificially inflated the Company’s stock price thereby allowing the individual defendants to sell their personally-held shares for a substantial gain.  As noted above, the Court has dismissed, without prejudice, all claims in the Federal Securities Action except for the allegations regarding the insurance receivables.  Under this surviving claim, the plaintiffs allege that the defendants misrepresented the likelihood of the collection of insurance receivables for hurricane-related repairs when management knew the claims would not be covered by insurance, either because the claims exceeded policy limits or because the insurers had denied the claims.  The plaintiffs allege that the Company continued to record these expenses on its books as receivables.

Mr. Craig Arakawa
October 8, 2009

Alleged Misstatements

In support of their allegations regarding the improper disclosures and accounting relating to the insurance receivables, the plaintiffs assert that numerous disclosures made by the defendants during the Class Period (November 3, 2006 through October 16, 2007) as well as the financial statements filed by the Company during the Class Period were false, misleading or deficient.  In the pleadings, the plaintiffs identified the following disclosures and filings as including one or more alleged misstatements or omissions.  The Company advises the SEC that the plaintiff’s pleadings assert that the disclosures and filings listed below repeatedly reflected many of the same alleged misstatements or omissions supporting the plaintiff’s allegations relating to the insurance receivables and that the specific details of each alleged misstatement or omission are too numerous to fully restate in this response letter.

1. The third quarter 2006 earnings release issued by the Company on November 3, 2006.

2. The press release issued by the Company on January 3, 2007, announcing earnings guidance for 2007 and estimated 2006 financial results and the conference call held on such date to discuss the earnings guidance and estimated results.

3. The Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 1, 2007.

4. The first quarter 2007 earnings release issued by the Company on May 7, 2007, and the conference call held on such date relating to such release.

5. The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

6. The second quarter 2007 earnings release issued by the Company on August 3, 2007 and the conference call held on such date relating to such release.

7. The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 9, 2007.

8. In addition to the alleged misstatements or omissions relating to the Company’s financial statements which were asserted by the plaintiffs in connection with their allegations relating to the Company’s disclosures in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the plaintiffs broadly assert that the Company’s financial statements included in such filings were not in accordance with generally accepted accounting principles (“GAAP”).  With respect to the surviving claim, the plaintiffs allege that the Company did not properly account for a loss contingency relating to the insurance recoveries in accordance with FASB Statement No. 5.

Mr. Craig Arakawa
October 8, 2009

Origination of Allegations

The Company respectfully submits that it lacks sufficient information or knowledge to state with any certainty how or why the allegations originated.  Based solely upon the pleadings included in the Stockholder Actions, it is assumed that the allegations arose as a result of the decline in the Company’s stock price during the Class Period and the sales by certain individual defendants of their personally-held shares of the Company’s stock, as disclosed on Forms 4.  The Company respectfully submits that any further speculation as to how or why the allegations arose would be inappropriate.

Company Accounting and Disclosures

The Company maintains that its disclosures and accounting during the Class Period were proper based upon the facts and circumstances known to it at the times the disclosures were made and the financial information was disclosed.  Despite the allegations of the plaintiffs, the Company respectfully submits that (i) in each case, the Company’s disclosures were appropriate and its financial statements and related footnotes were presented in accordance with GAAP, and (ii) the disclosures and financial statements each reflected the impact of any changes in circumstances as they were known at the time.  As the claim relating to the insurance recoveries is the only surviving claim, the following will address the Company’s accounting and disclosures relating to the anticipated insurance recoveries.

The Company recognizes anticipated insurance recoveries when it believes it is probable that the amounts will be recoverable.  Any recognition of anticipated insurance recoveries is used to offset the original charge to which the insurance relates.  The Company considers numerous factors in making its determination of anticipated insurance recoveries.  These include, among other things, discussions with the insurance companies, the Company’s history of collecting insurance receivables, and its assessment of the type of damage incurred and whether such damage appears to be coverable under its insurance policies.  By their nature, such assessments are subject to judgment.  The Company has a long history of fully collecting insurance recoveries and initially had no reason to believe that these claims would be any different.  As such, the Company initially recognized anticipated insurance recoveries of which it eventually collected a significant portion.

With respect to the Company’s claims for reimbursement of the hurricane-related costs in question in the lawsuits, as the Company began to determine the effect of the damages suffered in Hurricanes Katrina and Rita, which occurred in August and September 2005, respectively, the Company began making disclosures of such damages commencing with the Form 10-Q for the period ended September 30, 2005.  Beginning with the Form 10-K for the year ended December 31, 2005, which was filed March 16, 2006, the Company modified its disclosure to provide an estimate of the range of costs expected to be incurred in its repair of damaged platforms and well intervention and debris removal work to be performed on the destroyed platforms.  Such disclosures were updated in the Company’s subsequent periodic reports, including:  the 2006 first quarter Form 10-Q, filed May 10, 2006; the 2006 second quarter Form 10-Q, filed August 9, 2006; the 2006 third quarter Form 10-Q, filed November 9, 2006; the 2006 Form 10-K, filed March 1, 2007; the 2007 first quarter Form 10-Q, filed May 10, 2007; the 2007 second quarter Form 10-Q, filed August 9, 2007; and the 2007 third quarter Form 10-Q, filed November 9, 2007.

Mr. Craig Arakawa
October 8, 2009

In the 2006 second quarter Form 10-Q, the Company initially disclosed that in June 2006, the underwriters had questioned whether there was additional coverage provided for the cost of debris removal associated with the destroyed platforms under a policy endorsement obtained by the Company in August 2005.  The Company disclosed that while it believed that these debris removal costs would be covered under the policy, it was possible that all or a portion of these costs may not be reimbursed.  Also in the 2006 second quarter Form 10-Q, the Company disclosed that the underwriters had indicated that they did not have sufficient information to conclude that all well intervention costs would qualify as covered costs and that the Company was continuing to submit documentation to the claims adjusters as requested.

In the 2006 third quarter Form 10-Q, the Company disclosed that in September 2006, the Company’s insurance claims adjuster had advised the Company that the underwriters did not yet have sufficient information to conclude that well intervention costs for certain of the damaged wells would qualify as covered costs, and that the underwriters questioned whether certain of the costs incurred would be covered under the policy.  In each subsequent Form 10-Q or Form 10-K filing throughout the remainder of 2006 and 2007, the Company provided updated information, as appropriate, related to the questioned costs.  In addition, the Company continued to update its disclosures of the amount of costs incurred, the estimated range of remaining costs to be incurred, and the amount of insurance claim reimbursement proceeds received.  In many cases, costs which were originally questioned by the Company’s adjusters and underwriters were later reimbursed to the Company, and the Company continued to believe that the majority of the remaining costs incurred and included in accounts receivable were probable of collection.  Through its ongoing discussions with its insurers, whenever the Company determined that a portion of its expected insurance recoveries was not probable of collection, it appropriately wrote off the corresponding amount of the anticipated insurance recoveries, and these adjustments and charges to earnings were disclosed.

After continuing to provide requested information to the underwriters, broker, and insurance adjuster, and having not received the requested reimbursement for the contested costs, during the fourth quarter of 2007 the Company made the determination that the insurers were no longer considering the questioned claims but instead were planning on denying these claims.  On November 16, 2007, the Company filed a lawsuit against the underwriters, broker, and insurance adjuster in a further attempt to collect the reimbursements.  While the Company continues to believe these costs are covered costs pursuant to the policy, during the fourth quarter of 2007, the Company reversed a majority of its anticipated insurance recoveries since the amount and timing of further reimbursements had become indeterminable following the filing of the lawsuit, and no longer qualified as probable of collection under GAAP.  As previously disclosed by the Company, the lawsuit is set for trial in October 2009.

In addition to the foregoing disclosures in the Company’s Form 10-Qs and Form 10-Ks, the disclosure of any significant charges to earnings associated with unreimbursed insurance receivables were also disclosed in the Company’s press releases on August 3, 2007, October 16, 2007, November 5, 2007, January 14, 2008 and February 26, 2008; Current Report on Form 8-K filed January 14, 2008; and Quarterly Reports on Form 10-Q for the second and third quarters of 2007.

* * * * * * *

Mr. Craig Arakawa
October 8, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response, please contact the undersigned at (281) 364-5029, or Bill McDonald, Andrews Kurth LLP, at (713) 220-4813.

Sincerely,

                    /s/Joseph M. Abell III
Joseph M. Abell III
Senior Vice President and Chief Financial Officer

cc:           Karl Hiller, Branch Chief, Securities and Exchange Commission
Bass C. Wallace, Jr., TETRA Technologies, Inc.
Bill McDonald, Andrews Kurth LLP
Brad Farber, Ernst & Young LLP